UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Adastra’s Board Approves Shareholder Rights Plan

Trading: TSX and AIM: AAA

LONDON, U.K. (December 1st, 2005) Adastra Minerals Inc. (“Adastra” or the “Company”) today announced that its Board of Directors has approved the adoption of a shareholder rights plan (the “Plan”) as part of its procedures for dealing with any parties who may wish to acquire control of the Company by way of a take-over bid or other transaction. The Plan is intended to ensure all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company, and is consistent with the Board’s commitment to maximise shareholder value.

“We believe it is prudent to protect the interests of all shareholders if an unsolicited bid were to be made to secure control of Adastra,” said Tim Read, CEO of Adastra. ”This is particularly necessary during this crucial period in the development of the Kolwezi Tailings Project. We are expecting to complete both the Definitive Feasibility Study and the Environmental and Social Impact Assessment by early March and close the project financing in the second half of next year. This coming year should, therefore, be a period of considerable activity and value addition for Adastra.”

The Plan has been adopted in order to provide the Company’s Board of Directors with sufficient time to assess and evaluate any take-over bid or other control transaction and to explore and develop alternatives that maximise shareholder value and to give shareholders adequate time to decide.

Although the Plan will take effect immediately, the Company’s intention is to ask its shareholders to ratify the Plan at its next annual meeting of shareholders. The Plan will expire if that ratification is not obtained within six months. If approved, the Plan will continue in effect until the annual meeting of shareholders in 2009.

The Plan is similar to other shareholder rights plans adopted by Canadian corporations. Until the occurrence of certain specific events, the rights will trade with the common shares of the Company and be represented by the share certificates for such shares. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20 percent or more of the outstanding common shares of the Company without complying with the “Permitted Bid” provisions of the Plan. Should a non-permitted acquisition occur, each right would entitle each holder of common shares (other than the offeror or certain parties related to it or acting jointly with it) to purchase additional common shares of the Company at a 50 percent discount to the market price at the time.

It is not the intention of the Plan to prevent take-over bids. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror or certain parties related to it or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

Adastra in London
Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com

Adastra in North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

December 1, 2005

Item 3.	News Release

The News Release dated December 1, 2005 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that its Board of Directors has approved the adoption of a shareholder rights plan (the “Plan”) as part of its procedures for dealing with any parties who may wish to acquire control of the Company by way of a take-over bid or other transaction. The Plan is intended to ensure all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company, and is consistent with the Board’s commitment to maximise shareholder value.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 1st day of December, 2005.

SCHEDULE “A”

Adastra’s Board Approves Shareholder Rights Plan

Trading: TSX and AIM: AAA

LONDON, U.K. (December 1st, 2005) Adastra Minerals Inc. (“Adastra” or the “Company”) today announced that its Board of Directors has approved the adoption of a shareholder rights plan (the “Plan”) as part of its procedures for dealing with any parties who may wish to acquire control of the Company by way of a take-over bid or other transaction. The Plan is intended to ensure all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company, and is consistent with the Board’s commitment to maximise shareholder value.

“We believe it is prudent to protect the interests of all shareholders if an unsolicited bid were to be made to secure control of Adastra,” said Tim Read, CEO of Adastra. ”This is particularly necessary during this crucial period in the development of the Kolwezi Tailings Project. We are expecting to complete both the Definitive Feasibility Study and the Environmental and Social Impact Assessment by early March and close the project financing in the second half of next year. This coming year should, therefore, be a period of considerable activity and value addition for Adastra.”

The Plan has been adopted in order to provide the Company’s Board of Directors with sufficient time to assess and evaluate any take-over bid or other control transaction and to explore and develop alternatives that maximise shareholder value and to give shareholders adequate time to decide.

Although the Plan will take effect immediately, the Company’s intention is to ask its shareholders to ratify the Plan at its next annual meeting of shareholders. The Plan will expire if that ratification is not obtained within six months. If approved, the Plan will continue in effect until the annual meeting of shareholders in 2009.

The Plan is similar to other shareholder rights plans adopted by Canadian corporations. Until the occurrence of certain specific events, the rights will trade with the common shares of the Company and be represented by the share certificates for such shares. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20 percent or more of the outstanding common shares of the Company without complying with the “Permitted Bid” provisions of the Plan. Should a non-permitted acquisition occur, each right would entitle each holder of common shares (other than the offeror or certain parties related to it or acting jointly with it) to purchase additional common shares of the Company at a 50 percent discount to the market price at the time.

It is not the intention of the Plan to prevent take-over bids. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror or certain parties related to it or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

Adastra in London
Tim Read	Justine Howarth / Cathy Malins
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: justine.howarth@parkgreenmedia.com

Adastra in North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date December 1, 2005

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director